January 16, 1997


Mr. Hugh Landon Russ, Jr.
24-14 Cleveland Street
Hollywood, Florida 33020

Dear Sir:

         Reference is made to an Employment Agreement  ("Agreement") dated as of
July  1,  1996,   by  and  between   you   ("Employee")   and  the   undersigned
("Corporation").

         This is to confirm our understanding and agreement as follows:

         1.  The Agreement is hereby amended in the following respects:

         (a) The Corporation may terminate this Agreement at its sole discretion and for any reason whatsoever immediately upon the giving of 30 days' written notice to Employee of such termination and specifying the effective time thereof. Upon such termination, the Corporation shall pay to Employee an amount equal to 50% of Employee's then current annual base salary (such severance payment shall be subject to all required withholding) (the "Severance Payment"), which Severance Payment shall be payable in six equal consecutive monthly installments, commencing on the first day of the calendar month immediately following any such termination, and subject to the provisions of subparagraph
(b) below.

Mr. Hugh Landon Russ, Jr.
January 16, 1997
Page 2



         (b) If the Agreement is terminated pursuant to paragraph (a) hereof, paragraph 6 of the Agreement will be amended, effective upon such termination, to delete the words "and for a period of one (1) year thereafter" in the third and fourth lines thereof, provided, however, that if Employee engages in any activity that would have been violative of paragraph 6 of the Agreement ("Competitive Activity") then all remaining obligations of the Corporation with respect to Severance Payment installments to be paid from and after such engagement in Competitive Activity shall thereupon cease, and all rights of Employee to the remainder of such Severance Payment installments shall be forfeited.

         2. Paragraph 1 of the Agreement is deleted and in lieu thereof Employee agrees to serve in such executive capacity as may be assigned to him by the Board of Directors of the Corporation. Additionally, the Corporation shall, upon thirty (30) days prior written notice to Employee, have the right to discontinue providing Employee with the vehicle currently being provided to Employee, and, if Employee so chooses, he may purchase such vehicle from the Corporation on terms mutually satisfactory to the Corporation and the Employee. Also, copies of all notices to the Corporation shall be provided to Joe C. Greene, Esq., 1340 East Woodhurst, Springfield, Missouri 65804 in lieu of the attorney specified in
Section 16 of the Agreement.

         3. In the event of any conflict between the provisions of the Agreement and this letter, the provisions of this letter shall prevail. Except as provided herein, the Agreement shall continue in full force and effect without change or modification.

         If the foregoing correctly sets forth our understanding, please indicate your agreement in the space provided below.

                                        Very truly yours,

                                        MAKO MARINE INTERNATIONAL, INC.


                                        By: /s/ Douglas W. Baena
                                            President
AGREED:


/s/ Hugh Landon Russ, Jr.